EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2000	2001	2002	2003	2004	6/30/05
FIXED CHARGES
Interest on First Mortgage Bonds	$24,154	$21,647	$19,458	$8,655	$1,009	$-
Interest on Other Long-term Debt	55,977	56,597	71,837	71,110	60,448	56,972
Interest on Short-term Debt	19,263	13,088	439	1,200	2,901	3,111
Miscellaneous Interest Charges	20,356	3,929	4,961	5,242	6,463	7,032
Estimated Interest Element in Lease Rentals	74,100	74,000	72,800	70,300	68,600	68,600

Total Fixed Charges	$193,850	$169,261	$169,495	$156,507	$139,421	$135,715

EARNINGS
Net Income (Loss) Before Cumulative Effect of Accounting Change	$(132,032)	$75,788	$73,992	$89,548	$133,222	$138,446
Plus Federal Income Taxes (Credits)	(4,524)	49,725	44,647	34,018	60,689	60,664
Plus State Income Taxes	9,237	9,442	190	7,130	10,926	8,036
Plus Fixed Charges (as above)	193,850	169,261	169,495	156,507	139,421	135,715

Total Earnings	$66,531	$304,216	$288,324	$287,203	$344,258	$342,861

Ratio of Earnings to Fixed Charges	0.34	1.79	1.70	1.83	2.46	2.52

For the year ended December 31, 2000, the Earnings to cover Fixed Charges were deficient by $127,319,000.